KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2007 JUL 10 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

3 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

07025043

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
13 June 2007	Listed Companies' Crop – May 2007
13 June 2007	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") (A) Acquisition of a Subsidiary: PT. Karya Makmur Abadi (B) Acquisition of a Subsidiary: PT. Menteng Jaya Sawit Perdana (C) Members' Voluntary Winding-up of Subsidiary Company
21 June 2007	Kuala Lumpur Kepong Berhad ("KLK") (I) Kuala Lumpur High Court Suit D2-22-1033-2006 (2nd GGSB Suit) (II) Court of Appeal Civil Appeal No. W2-285-2006 ("GGSB Appeal") Court of Appeal Civil Appeal No. W2-383-2006 ("LPF Appeal") (III) Federal Court Civil Appeal No. 02-16-2007(W) by KLK/Ablington Holdings Sdn Bhd ("AHSB") Federal Court Civil Appeal No. 02-17-2007(W) by Ambank (M) Berhad ("Ambank") (Collectively referred to as the "Federal Court Appeals")
	CHANGE IN BOARDROOM
1 June 2007	Appointment of Director – Lim Kiam Chye
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT. 1965
1 June 2007	Lim Kiam Chye
13 June 2007	Dato' Seri Lee Oi Hian
13 June 2007	Dato' Lee Hau Hian
14 June 2007	Yeoh Eng Khoon
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
1 June 2007	Employees Provident Fund Board
5 June 2007	Employees Provident Fund Board
7 June 2007	Employees Provident Fund Board
12 June 2007	Employees Provident Fund Board
13 June 2007	Di-Yi Sdn Bhd
13 June 2007	High Quest Holdings Sdn Bhd
13 June 2007	Wan Hin Investments Sdn Bhd & Group
13 June 2007	Dato' Seri Lee Oi Hian

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

13 June 2007	Dato' Lee Hau Hian
21 June 2007	Employees Provident Fund Board
22 June 2007	Employees Provident Fund Board
27 June 2007	Employees Provident Fund Board
28 June 2007	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\June 2007

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 03:19:19 PM**
Reference No **KL-070613-7C68A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
May 2007

RECEIVED 2007 JUL 10 A 8: OFFICE OF INTERNATIONAL CORPORATE FINANCE

* **Contents :-**

We submit below the crop figures for the month of **May 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	**May**	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	171,573	173,526	**177,064**				
Crude Palm Oil (mt)	39,106	36,177	35,607	35,990	**36,693**				
Palm Kernel (mt)	9,513	8,870	9,034	8,965	**8,523**				
Rubber (kg)	2,011,310	2,333,177	1,492,328	996,246	**1,481,947**				

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 05:03:26 PM**
Reference No **KL-070613-80DFD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
(A) ACQUISITION OF A SUBSIDIARY: PT. KARYA MAKMUR ABADI
(B) ACQUISITION OF A SUBSIDIARY: PT. MENTENG JAYA SAWIT PERDANA
(C) MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANY

* **Contents :-**

(A) ACQUISITION OF A SUBSIDIARY: PT. KARYA MAKMUR ABADI

Further to our earlier announcement on 2 February 2007, we wish to advise that the Company's acquisition of a 90% equity interest in PT. Karya Makmur Abadi has been completed.

(B) ACQUISITION OF A SUBSIDIARY: PT. MENTENG JAYA SAWIT PERDANA

Further to our earlier announcement on 2 February 2007, we wish to advise that the Company's acquisition of an 80% equity interest in PT. Menteng Jaya Sawit Perdana has been completed.

(C) MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANY

KLK wishes to announce that Sri Kunak Plantation Sdn Bhd ("Sri Kunak"), a wholly-owned dormant subsidiary of the Company, will be wound up by way of a members' voluntary winding-up pursuant to Section 254(1)(b) of the Companies Act, 1965.

Ms. Ng Yuet Seam of C-1-02, 1st Floor, No. 2 Persiaran Greentown 3, Greentown Business Centre, 30450 Ipoh, Perak Darul Ridzuan was appointed the Liquidator of Sri Kunak on 13 June 2007.

This members' voluntary winding-up will not have any effect on the share capital and shareholding structure of KLK nor have any material effect on the net assets, earning and gearing of the Group for the financial year ending 30 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RECEIVED
2007 JUL 10 A 8:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **21/06/2007 05:13:57 PM**
Submitted by **MB_CIMB** on **21/06/2007 06:09:00 PM**
Reference No **MM-070621-62033**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Main Board/ Second Board Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (formerly known as Commerce International Merchant Bankers Berhad)**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LENA BAN**
*	Designation	:	**MANAGER**
*	Contact number	:	**03-2084 8895**
	E-mail address	:	**lena.ban@cimb.com**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

(I) KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006 ("2ND GGSB SUIT")

(II) COURT OF APPEAL CIVIL APPEAL NO. W2-285-2006 ("GGSB APPEAL") COURT OF APPEAL CIVIL APPEAL NO. W2-383-2006 ("LPF APPEAL")

(III) FEDERAL COURT CIVIL APPEAL NO. 02-16-2007(W) BY KLK/ABLINGTON HOLDINGS SDN BHD ("AHSB")
FEDERAL COURT CIVIL APPEAL NO. 02-17-2007(W) BY AMBANK (M) BERHAD ("AMBANK")
(COLLECTIVELY REFERRED TO AS THE "FEDERAL COURT APPEALS")

* **Contents :-**

We refer to our announcement dated 16 August 2006 in relation to the 2nd GGSB Suit, which is currently still pending.

On 25 April 2007, KLK/AHSB and AmBank were given leave to appeal to the Federal Court against the decision of the Court of Appeal on the GGSB Appeal and LPF Appeal (details of the Court of Appeal's decision were set out in our announcement dated 19 May 2006). The appeals by KLK/AHSB and AmBank are still pending before the Federal Court.

On behalf of KLK, we wish to announce that KLK, AHSB, AmBank and Glamour Green Sdn Bhd (**"GGSB"**) have, on 21 June 2007, entered into a Settlement Agreement to settle out-of-court, the 2nd GGSB Suit and the Federal Court Appeals (**"Settlement Agreement"**).

Pursuant to the terms of the Settlement Agreement:

(i) The parties agree that, in full and final settlement of the 2nd GGSB Suit and the Federal Court Appeals (**"Civil Suits"**):

   (a) GGSB shall procure third parties to purchase from AHSB, the 17,600,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad (**"LPF"**) (**"LPF Shares"**) held by AHSB (**"AHSB LPF Shares"**) at the price of RM3.50 per LPF Share; and

   (b) GGSB shall sell to third parties represented by a licensed financial institution, 36,524,000 LPF Shares (**"GGSB LPF Shares"**) and thereafter pay to AmBank the redemption sum of RM108.5 million to fully redeem the GGSB LPF Shares. The redemption sum shall be increased to RM108.8 million if the completion of the Settlement Agreement is extended to the Extended Completion Date (as defined in paragraph (ii) below);

   (collectively referred to as the **"Proposed Settlement"**).

(ii) The completion date for the Proposed Settlement shall be 13 July 2007 (**"Completion Date"**). However, the parties have agreed to an extension of up to 31 July 2007 (**"Extended Completion Date"**) if completion cannot take place on or before the Completion Date.

(iii) The transactions envisaged under the Proposed Settlement shall be completed by way of direct business transactions in accordance with the rules and directives issued by Bursa Malaysia Securities Berhad (**"Bursa Securities"**).

(iv) The Proposed Settlement is conditional upon the:

   (a) approval of the Securities Commission for the withdrawal of the conditional mandatory offer for the remaining 61,700,000 LPF Shares, representing approximately 54.0% of the issued and paid-up capital of LPF, which are not already owned by AHSB and the persons acting in concert with it for a cash payment of RM2.85 per LPF Share, made by AHSB on 20 July 2006 (**"2006 Offer"**);

   (b) approval (if required) of Bursa Securities for the direct business transaction for the sale of the AHSB LPF Shares;

   (c) approval (if required) of Bursa Securities for the direct business transaction for the sale of the GGSB LPF Shares;

   (d) variation orders from the Kuala Lumpur High Court and the Federal Court permitting the transactions in paragraph (i) above to take place notwithstanding the present orders disallowing any dealings in the GGSB LPF Shares pending full and final disposal of the Civil Suits (**"Variation Orders"**);

   (e) consent from LPF and/or its solicitors/authorised agent to the Variation Orders and the withdrawal of the Civil Suits (on completion) with no order as to cost; and

   (f) the withdrawal of all other suits such as that brought by Taipan Heritage Sdn Bhd and other minority shareholders in respect of the GGSB LPF Shares (if the same are still pending);

   being obtained or as the case may be, waived by the parties in writing no later than 5 market days before the Completion Date or the Extended Completion Date, as the case may be, failing which the Proposed Settlement shall be automatically terminated (unless otherwise agreed in writing by all parties).

(v) The Proposed Settlement shall be deemed completed:

(a) upon receipt by AmBank of the redemption sum on or before the Completion Date or the Extended Completion Date, as the case may be (but in any event not later than 3 market days from the Transaction Date (as defined at the end of this paragraph)); and

(b) upon receipt by AHSB of the purchase consideration for the AHSB LPF Shares on or before the Completion Date or the Extended Completion Date, as the case may be (but in any event not later than 3 market days from the Transaction Date (as defined at the end of this paragraph)).

"Transaction Date" means any date between the unconditional date (being the date when the last of the conditions precedent set out in paragraph (iv) above have been satisfied or waived) and the Completion Date or the Extended Completion Date, as the case may be, with sufficient time for the redemption sum to be paid into the account of AmBank no later than the Completion Date or the Extended Completion Date, as the case may be and in any event no later than 3 market days from the Transaction Date.

(vi) All ongoing litigation between GGSB, KLK, AHSB and AmBank shall be withdrawn within 7 days from completion and each party shall bear their own legal cost.

(vii) In the event of a breach or default by any party of its obligations to facilitate the Proposed Settlement, or in the event the Proposed Settlement cannot take place prior to the expiry of the Extended Completion Date, the Proposed Settlement shall automatically terminate and the Civil Suits shall resume among the parties.

KLK/AHSB has agreed to the Proposed Settlement in order to resolve the legal dispute, which has been ongoing since 2004. The Board of Directors of KLK/AHSB have evaluated the terms of the Proposed Settlement and have decided that the Proposed Settlement is in the best interests of KLK/AHSB and the shareholders of KLK. The disposal of the AHSB LPF Shares at RM3.50 per share under the Settlement Agreement will result in a gain of RM0.65 per LPF Share as the AHSB LPF Shares were acquired on 29 October 2004 at RM2.85 per LPF Share.

(This announcement is dated 21 June 2007)

RECEIVED
2007 JUL 10 A 8:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **01/06/2007 05:03:17 PM**
Reference No **KL-070601-FC13F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Date of change	:	**01/06/2007**
* Type of change	:	**Appointment**
* Designation	:	**Executive Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Lim Kiam Chye**
* Age	:	**57**
* Nationality	:	**Malaysian**
* Qualifications	:	**Mr. Lim holds a Bachelor of Economics (Hons) degree and a Diploma in Education (Distinction) from the University of Malaya. He has also attended the Senior Management Development Programme from Harvard Business School and Advance Management Programme from INSEAD.**
* Working experience and occupation	:	**Mr. Lim is the KLK Group Plantations Director. He has been with the KLK Group for the past 32 years. Prior to his current position, he was the Marketing Director overseeing commodity trading of the Plantations Division. He is also a council member of the Malaysian Agricultural Producers Association and Malaysian Palm Oil Association.**
* Directorship of public companies (if any)	:	**None**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Mr. Lim holds 4,750 shares in KLK and he does not have any interest in the shares of KLK's subsidiaries.**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** ○ **No**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/06/2007 05:03:15 PM**
Reference No **KL-070601-F9200**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Lim Kiam Chye**
*	Address	: **3 Persiaran Gopeng 9 Taman Golf 31350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Others**	* **01/06/2007**	* **4,750**	

*	Description of other type of change	: **Shareholding of new Director**
	Circumstances by reason of which change has occurred	:
	Nature of interest	: **Direct**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **4,750**
	Direct (%)	: **0**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **01/06/2007**

Remarks :

Mr. Lim holds 4,750 shares in KLK as at 1 June 2007, the date of his appointment as a Director of KLK.

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:25 PM**
Reference No **KL-070613-78F08**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	**13.900**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,426,527**
Indirect/deemed interest (%)	:	**46.9**
* Date of notice	:	**12/06/2007**

Remarks :
LSL

RECEIVED
2007 JUL 10 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13/06/2007 12:28:28 PM
Reference No KL-070613-78F09

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	**13.900**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,426,527**
Indirect/deemed interest (%)	:	**46.9**
* Date of notice	:	**12/06/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/06/2007 04:47:36 PM**
Reference No **KL-070614-FD7BF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **5,000**	**14.000**
Disposed	**06/06/2007**	**20,000**	**14.000**

Circumstances by reason of which change has occurred	:	**Direct and Deemed Interest**
Nature of interest	:	**Direct and Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**355,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**3,068,500**
Indirect/deemed interest (%)	:	**0.29**
* Date of notice	:	**12/06/2007**

Remarks :
LSL

RECEIVED
2007 JUL 10 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/06/2007 03:25:55 PM**
Reference No **KL-070601-873CA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **25/05/2007**	* **192,400**	
Disposed	**25/05/2007**	**246,850**	
Acquired	**28/05/2007**	**901,600**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**87,290,900**
Direct (%)	:	**8.2**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**87,290,900**
* Date of notice	:	**28/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/06/2007 03:17:27 PM**
Reference No **KL-070605-7B26C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/05/2007**	* **1,166,400**	
Disposed	**29/05/2007**	**34,800**	
Disposed	**30/05/2007**	**4,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**88,418,500**
Direct (%)	:	**8.3**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**88,418,500**
* Date of notice	:	**30/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/06/2007 02:22:14 PM**
Reference No **KL-070607-2964F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

RECEIVED 2007 JUN 10 A 8:20

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **31/05/2007**	* **200,300**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**88,618,800**
Direct (%)	:	**8.32**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**88,618,800**
* Date of notice	:	**31/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/06/2007 03:07:14 PM**
Reference No **KL-070612-6B2BF**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **05/06/2007**	* **100,300**	
Disposed	**06/06/2007**	**100,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **88,418,500**
	Direct (%)	: **8.3**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **88,418,500**
*	Date of notice	: **06/06/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:13 PM**
Reference No **KL-070613-78F02**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**499,426,527**
Indirect/deemed interest (%)	:	**46.9**
* **Total no of securities after change**	:	**499,426,527**
* Date of notice	:	**12/06/2007**

RECEIVED 2007 JUL 10 A 9:20

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:15 PM**
Reference No **KL-070613-78F04**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**499,426,527**
Indirect/deemed interest (%)	:	**46.9**
* **Total no of securities after change**	:	**499,426,527**
* Date of notice	:	**12/06/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:19 PM**
Reference No **KL-070613-78F05**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

**Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	

* Circumstances by reason of which change has occurred : **Direct Interest (Shares disposed in open market)**
* Nature of interest : **Direct**
Direct (units) : **3,525,000**
Direct (%) : **0.33**
Indirect/deemed interest (units) : **495,901,527**
Indirect/deemed interest (%) : **46.57**
* **Total no of securities after change** : **499,426,527**

* Date of notice : **12/06/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:21 PM**
Reference No **KL-070613-78F06**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**

Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,426,527**
Indirect/deemed interest (%) : **46.9**

* **Total no of securities after change** : **499,498,527**

* Date of notice : **12/06/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/06/2007 12:28:23 PM**
Reference No **KL-070613-78F07**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/06/2007**	* **300,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest (Shares disposed in open market)**
*	Nature of interest	: **Indirect**
	Direct (units)	: **83,250**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **499,426,527**
	Indirect/deemed interest (%)	: **46.9**
*	**Total no of securities after change**	: **499,509,777**
*	Date of notice	: **12/06/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/06/2007 11:19:58 AM**
Reference No **KL-070621-1F373**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* *Designation* : ***Company Secretary***

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **13/06/2007**	* **30,000**	
Acquired	**14/06/2007**	**1,000,000**	

* Circumstances by reason of which change has occurred : ***Sales of equity managed by Portfolio Manager and Purchase of shares on open market***
* Nature of interest : **Direct**

Direct (units) : **89,388,500**
Direct (%) : **8.39**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **89,388,500**
* Date of notice : **14/06/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/06/2007 03:31:53 PM**
Reference No **KL-070622-8FE20**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **18/06/2007**	* **976,500**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**90,365,000**
Direct (%)	:	**8.49**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**90,365,000**
* Date of notice	:	**18/06/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/06/2007 02:30:47 PM**
Reference No **KL-070627-3627A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

RECEIVED
2007 JUL 10 A 8:20

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/06/2007**	* **1,000**	
Acquired	**20/06/2007**	**467,700**	
Disposed	**04/05/2007**	**95,100**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**90,738,600**
Direct (%)	:	**8.52**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**90,738,600**
* Date of notice	:	**20/06/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/06/2007 04:02:12 PM**
Reference No **KL-070628-BD371**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/06/2007**	* **583,800**	
Acquired	**22/06/2007**	**28,100**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **91,350,500**
Direct (%) : **8.58**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **91,350,500**
* Date of notice : **22/06/2007**

Remarks :

END